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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advanced Equities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 188

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 1650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith G. Daubenspeck — (312) 377-5300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DP 3/23

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Keith G. Daubenspeck, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Advanced Equities, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Advanced Equities, Inc.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

A M & G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Advanced Equities, Inc.
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Advanced Equities, Inc.

We have audited the accompanying statement of financial condition of Advanced Equities, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advanced Equities, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 24, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Advanced Equities, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	61,709
Receivable from clearing broker		331,795
Securities owned		24,250
Other assets		14,054
Total assets	$	431,808

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	121,418
Stockholder's equity		310,390
Total liabilities and stockholder's equity	$	431,808

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Advanced Equities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. It provides both investment banking and retail brokerage services. The investment banking services include, but are not limited to, participating in underwritings on a "best-effort" basis and acting as an agent in private equity placements. The retail securities transactions of customers, located primarily in North America, are introduced to and cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of AEI Holdings Corporation (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned are recorded on trade date and carried at market value.

Income Recognition—Investment banking fees arise from securities offerings in which the Company acts as an underwriter. Investment banking fee income and expenses are recorded when realized. Customers' securities transactions and the related commission income and expense are recorded on trade date.

Income Taxes—The Company and its Parent have elected to be taxed as "S corporations" under the Internal Revenue Code. Accordingly, the Company's taxable income is included in the consolidated tax return of the Parent, and the stockholders of the Parent are liable for individual income taxes on their respective shares of the consolidated taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at market or fair value.

Note 2 Receivable from Clearing Broker

The receivable from clearing broker represents amounts due for commissions earned and cash on deposit.

Note 3 Related Parties

Substantially all of the Parent's stockholders are members of the Company's management. The Company pays $600,000 in commissions and fees to these persons.

Pursuant to the Company's administrative agreement with its Parent, certain expenses of the Company are paid by the Parent. The Parent then charges an administrative fee, which varies from month to month, based upon actual costs incurred and allocations of shared expenses.

Note 4 Contingencies

The Company has been served with complaints alleging, among other things, misrepresentations and breaches of contracts in connection with certain securities offerings. While the ultimate outcome of these matters cannot be determined, an adverse outcome in any of these complaints would cause the Company's net capital to fall below regulatory requirements (see Note 6) and the Company would be required to cease operations until an adequate level of net capital was restored.

Note 5 Off-Balance-Sheet Credit Risk

Credit Risk—Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, where necessary.

Concentration of Credit Risk—All trades introduced by the Company are cleared by the clearing broker. In the event the clearing broker does not fulfill its obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $293,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.